SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 3
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INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934.

1.  NAME AND ADDRESS OF REPORTING PERSON
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Walker, John H.
400 Three Springs Drive
Weirton, WV 26062

2.  Date of Event Requiring Statement (month/day/year)
     3/29/00

3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON
-----------------------------------------------------
     ###-##-####

4.  ISSUER NAME AND TICKER OR TRADING SYMBOL
--------------------------------------------
     Weirton Steel Corporation    WS


5.  RELATIONSHIP OF REPORTING PERSON TO ISSUER
    (CHECK ALL APPLICABLE)
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[x]  DIRECTOR            [ ]  10% OWNER
[x]  OFFICER (give title)[ ]  OTHER (Specify below)

President and Chief Operating Officer
---------------------------------

6.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/DAY/YEAR)


TABLE I.  NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  TITLE OF SECURITY
     Weirton Steel Common

2.  AMOUNT OF SECURITIES BENEFICIALLY OWNED
     1231 shares


3.  OWNERSHIP FORM DIRECT (D) OR INDIRECT (I)
     I

4.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP
     by United National Bank as Trustee for the Weirton Steel
Corporation 1984 Employee Stock Ownership Plan
         -----------------------------------------------

TABLE II. DERIVATIVE SECURITIES BENEFICIALLY OWNED (e.g. puts, calls, warrants, options, convertible securities)

1.  TITLE OF DERIVATIVE SECURITY
     Weirton Steel Convertible Preferred, Series A

2.  Date Exercisable               Expiration Date


3.  TITLE AND AMOUNT OF SECURITIES UNDERLYING DERIVATIVE SECURITY
          Weirton Steel Common          518 shares

4.  CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY


5.  OWNERSHIP FORM OF DERIVATIVE SECURITY: direct (D) or indirect
(I)
     I
6.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP
     by United National Bank as Trustee for the Weirton Steel
Corporation 1989 Employee Stock Ownership Plan